UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Avidity Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

05370A108
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 05370A108
1	NAMES OF REPORTING PERSONS
Bristol-Myers Squibb Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,075,304

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,075,304

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,075,304

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage ownership interest is determined based on 119,309,317 shares of Common Stock of the Issuer outstanding as of October 24, 2024, as reported on the Issuer’s Form 10-Q, filed on November 7, 2024.

Item 1(a).	Name of Issuer:
Avidity Biosciences, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
10578 Science Center Drive, Suite 125
San Diego, CA 92121

Item 2(a).	Name of Person Filing:
Bristol-Myers Squibb Company (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Route 206 & Province Line Road
Princeton, New Jersey, 08543

Item 2(c).	Citizenship:
Delaware, U.S.A.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:
05370A108

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned: 5,075,304

(b)
Percent of class:
The Reporting Person has beneficial ownership of 4.3% of the total number of shares of Common Stock of the Issuer (the “Shares”) outstanding, which percentage is determined based on 119,309,317 shares of Common Stock of the Issuer outstanding as of October 24, 2024, as reported on the Issuer’s Form 10-Q, filed on November 7, 2024.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 5,075,304

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,075,304

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024	BRISTOL-MYERS SQUIBB COMPANY

/s/ Amy Fallone
	Name:	Amy Fallone
	Title:	Corporate Secretary